UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File Number: 001-41324

AKANDA CORP.

(Name of registrant)

100 King Street W, Suite 1600

Toronto, Ontario M5X 1G5, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒ Form 20-F     ☐ Form 40-F

EXPLANATORY NOTE

In connection with a 2025 Special Meeting of Shareholders of Akanda Corp. (the “Company”), the Company hereby furnishes the following documents:

1.	Notice of Special Meeting of the Shareholders of Akanda Corp. which is scheduled to be held on October 30, 2025, and Management Information Circular.

2.	Proxy Card.

Exhibit No.	Description
99.1	Notice of Special Meeting of the Shareholders of Akanda Corp. which is scheduled to be held on October 30, 2025, and Management Information Circular.
99.2	Proxy Card

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AKANDA CORP.
(Registrant)

Date: October 9, 2025	By:	/s/ Katie Field
		Name:	Katie Field
		Title:	Interim Chief Executive Officer and Director

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